UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

Commission File Number: 001-38888

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Red River Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RED RIVER BANCSHARES, INC.
1412 Centre Court Drive
Suite 301
Alexandria, Louisiana 71301

RED RIVER BANK 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Red River Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Red River Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2024. (Note: Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Plan’s auditor since 2022).

EISNERAMPER LLP
Baton Rouge, Louisiana
June 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Red River Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Red River Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Postlethwaite & Netterville

We have served as the Plan’s auditor since 2022.

Baton Rouge, Louisiana
June 23, 2023

RED RIVER BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments, at fair value:
Mutual funds	$27,628,851	$21,933,802
Red River Bancshares, Inc. stock	2,387,480	2,454,148
Common collective trust	931,247	708,811
Red River Bancshares, Inc. unitized stock fund	96,359	67,552
Total investments, at fair value	31,043,937	25,164,313
Contributions receivable from employer	781,230	733,077
Contributions receivable from participants	71,834	56,465
Notes receivable from participants	394,061	335,432
Total Assets	$32,291,062	$26,289,287

LIABILITIES
Total Liabilities	$—	$—

Net Assets Available for Benefits	$32,291,062	$26,289,287

The accompanying notes are an integral part of the financial statements.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2023	2022
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,375,280	$—
Dividends and interest	665,777	594,511
Total Investment Income	5,041,057	594,511
Interest income on notes receivable from participants	25,353	15,532
Contributions:
Participant	1,770,075	1,671,149
Employer	779,958	733,076
Rollovers	69,772	428,938
Total Contributions	2,619,805	2,833,163
Total Additions to Net Assets	7,686,215	3,443,206

Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	5,261,512
Benefits paid to or for participants	1,655,689	1,014,761
Administrative and other expenses	28,751	20,589
Total Deductions from Net Assets	1,684,440	6,296,862

Net increase (decrease) in net assets available for benefits	6,001,775	(2,853,656)
Net assets available for benefits, beginning of year	26,289,287	29,142,943
Net assets available for benefits, end of year	$32,291,062	$26,289,287
The accompanying notes are an integral part of the financial statements.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.Description of the Plan
The following description of the Red River Bank 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Red River Bancshares, Inc. and its subsidiaries (the “Company”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
The Plan is open to all full-time employees after three months of service. Once the service requirement is met, the employee may enroll immediately.
Plan Administration
The Plan Administrator is the Red River Bank 401(k) Profit Sharing Administrative Committee, which is assisted by a third-party administration service.
Contributions
Each year, participants may elect to contribute a percentage of compensation, up to the maximum deferral amount allowed by the Internal Revenue Service (“IRS”) ($22,500 for 2023 and $20,500 for 2022), to the Plan. Participants who have attained age 50 or over at the end of the calendar year may make additional deferrals classified as “catch-up contributions” ($7,500 for 2023 and $6,500 for 2022). The Plan also allows contributions to be in the form of Roth 401(k) contributions. These contributions are included in the participant’s income at the time the compensation would have been received. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain other limitations.
The Company can make matching and profit sharing contributions based on the discretion of Red River Bank’s (the “Bank”) Compensation Committee. Employees must work at least 1,000 hours and be employed at the end of the Plan year to receive employer contributions. Matching contributions are made on a percentage, not to exceed 5.0%, of a participant’s compensation. The Compensation Committee elected to not make any profit sharing contributions in 2023 or 2022. Matching and profit sharing contributions are allocated according to the participant’s compensation deferrals.
Participant Accounts
The Bank remits contributions to the Plan custodian, which holds the plan assets and executes investment transactions as directed. Ascensus Trust Company (“Ascensus”) is the Plan custodian. The Plan custodian maintains the records of participant data and activity through Vanguard’s recordkeeping services. Participants direct the investment of their account through a choice of mutual funds, separate accounts, and the unitized stock fund of the Company’s common stock. The Plan was amended and restated effective January 1, 2022, and beginning April 1, 2022, participants can add the unitized stock fund as an investment option. Participants may only invest up to 15.0% of their Plan balance and future Plan contributions into the unitized stock fund. In addition, the Plan also holds Company stock that was made available through a one-time offering in 2009. Each participant’s account is credited with the participant’s contributions, employer’s contributions, an allocation of the Plan’s earnings (losses), and a pro-rata charge for administrative expenses. Earnings (losses) are allocated daily based on participants’ account balances. The Plan document provides for allocation provisions and the disposition of forfeitures.
Notes Receivable from Participants
Participants may borrow from their 401(k) accounts resulting in notes receivable to the Plan. These borrowings are limited to a minimum of $1,000 and cannot exceed the lesser of $50,000 or 50% of the participant’s vested balance. These loans are secured by the vested balance of the participant’s account, bearing interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on loans outstanding as of December 31, 2023 and 2022 ranged from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions with a maximum loan term of five years (a longer loan term is available for purchase of a principal residence).

Vesting
Participants are immediately vested in their employee deferral contributions plus actual earnings thereon. Vesting in the Bank’s matching and profit sharing contributions plus actual earnings thereon are based on years of completed service as follows and as further described in the Plan document:

Years	%
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
A participant’s account becomes fully vested upon the participant’s death, disability, or attaining normal retirement age. Amounts not vested at the time a covered employee ceases to participate in the Plan are forfeited and used as discretionary employer contributions. Forfeited amounts available to apply to employer contributions as of December 31, 2023 and 2022 were $33,789 and $18,573, respectively. During 2023 and 2022, no forfeitures were used as discretionary employer contributions.
Payment of Benefits
Upon the participant’s termination, death, disability, or retirement, the vested benefits allocated to the participant’s account may be paid in a lump sum.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.
Administrative Expenses
The Company or the Plan may pay expenses of the Plan. Plan expenses paid directly by the Company are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in the fair value of investments.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses is considered necessary as of December 31, 2023 or 2022. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. Related fees are recorded as administrative expenses and are expensed when incurred.
Contributions
The employer and participant contributions are reported in the year services are rendered to the Company by Plan participants.

Payment of Benefits
Benefits are recorded when paid.
3.    Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy under GAAP are described as follows:
Level 1 - Inputs consist of unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.
Level 2 - Inputs consist of (1) quoted prices for similar assets in active markets, (2) quoted prices for identical or similar assets in inactive markets, (3) inputs other than quoted prices that are observable, and (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term.
Level 3 - Inputs consist of unobservable inputs where there is little or no market activity, and the reporting entity makes estimates and assumptions related to the pricing of the asset including assumptions regarding risk.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value:
Mutual funds, Red River Bancshares, Inc. stock, and Red River Bancshares, Inc. unitized stock fund - Valued at the daily closing price reported on the active market on which the individual securities are traded.
Common collective trust - Valued using Net Asset Value per share (“NAV”) practical expedient where the NAV of units held by the Plan are based on the fair value of the underlying investments. There are no unfunded commitments for these investments. They are valued daily, and there are no redemption restrictions.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$27,628,851	$—	$—	$27,628,851
Red River Bancshares, Inc. stock	2,387,480	—	—	2,387,480
Red River Bancshares, Inc. unitized stock fund	96,359	—	—	96,359
Total assets in the fair value hierarchy	$30,112,690	$—	$—	$30,112,690
Investments measured at NAV:
Common collective trust(1)				931,247
Total investments at fair value				$31,043,937
(1)Certain investments that were measured using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,933,802	$—	$—	$21,933,802
Red River Bancshares, Inc. stock	2,454,148	—	—	2,454,148
Red River Bancshares, Inc. unitized stock fund	67,552	—	—	67,552
Total assets in the fair value hierarchy	$24,455,502	$—	$—	$24,455,502
Investments measured at NAV:
Common collective trust(1)				708,811
Total investments at fair value				$25,164,313
(1)Certain investments that were measured using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
4.    Related Party and Party-in-Interest Transactions
Certain Plan investments are mutual funds managed by Ascensus and Red River Bancshares, Inc. common stock. These transactions qualify as related party and party-in-interest transactions. As of December 31, 2023 and 2022, the Plan owned $2,483,839 and $2,521,700, respectively, in Red River Bancshares, Inc. stock and the Red River Bancshares, Inc. unitized stock fund. The Plan has a number of service providers. Such providers are parties-in-interest under ERISA, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2023 and 2022, the Plan had administrative and other expenses of $28,751 and $20,589, respectively.
5.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.
6.    Plan Tax Status
The prototype form of plan document used by the Plan received a favorable opinion letter from the IRS dated June 30, 2020, stating that the prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, it and the related trust are exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, that, therefore, the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

7.    Risks and Uncertainties
The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of participants’ securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RED RIVER BANK 401(k) PROFIT SHARING PLAN
Employer Identification Number: 72-1412058
Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
	BlackRock Lifepath 2035	Mutual fund	**	$7,059,437
	BlackRock Lifepath 2030	Mutual fund	**	3,478,790
	Harbor Capital Appreciation	Mutual fund	**	3,134,792
	iShares Russell 1000	Mutual fund	**	2,682,224
	BlackRock Lifepath 2055	Mutual fund	**	2,151,729
	BlackRock Lifepath 2040	Mutual fund	**	1,298,479
	Columbia Contrarian	Mutual fund	**	1,061,817
	BlackRock Lifepath 2045	Mutual fund	**	1,020,048
	MFS Value	Mutual fund	**	625,579
	Touchstone Mid Cap Growth	Mutual fund	**	501,272
	iShares Russell Mid Cap	Mutual fund	**	489,829
	BlackRock Lifepath 2025	Mutual fund	**	486,558
	BlackRock Lifepath Retire	Mutual fund	**	426,845
	BlackRock Lifepath 2050	Mutual fund	**	405,020
	Invesco International Growth	Mutual fund	**	403,659
	BlackRock Lifepath 2060	Mutual fund	**	403,427
	BlackRock Small Cap Growth	Mutual fund	**	396,991
	Baird Core Plus Bond Inst	Mutual fund	**	336,233
	iShares Russell 2000	Mutual fund	**	284,180
	Blackrock High Yield Bond	Mutual fund	**	215,704
	Allspring Special Mid Cap Value	Mutual fund	**	171,139
	American Beacon Small Cap Value	Mutual fund	**	135,007
	BNY Mellon Bond Market Index	Mutual fund	**	118,266
	Principal Real Estate	Mutual fund	**	87,442
	Neuberger Berman Intrinsic Value	Mutual fund	**	73,653
	Invesco Developing Markets	Mutual fund	**	70,044
	Virtus Seix High Income	Mutual fund	**	64,643
	BlackRock Lifepath 2065	Mutual fund	**	26,615
	American Century Inflation Bond	Mutual fund	**	13,215
	Dodge & Cox Balanced	Mutual fund	**	4,895
	Touchstone Mid Cap	Mutual fund	**	1,319
	Total Mutual Funds			27,628,851

	Employer Stock
*	Red River Bancshares, Inc. stock	Employer Stock	**	2,387,480
*	Red River Bancshares, Inc. unitized stock fund	Employer Stock	**	96,359
	Total Employer Stock			2,483,839

	Collective Investment Funds
	Invesco Stable Value Trust	Collective trust	**	931,247

*	Participant Loans	***	$—	394,061

				$31,437,998
*    A party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
***    Interest rates ranging from 4.25% to 10.50% with maturity dates through 2052.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RED RIVER BANK 401(k) PROFIT SHARING PLAN

Date: June 28, 2024	By:	/s/ Andrew B. Cutrer
Andrew B. Cutrer
Chairman of the Red River Bank 401(k) Profit Sharing Administrative Committee

EXHIBIT INDEX

NUMBER	DESCRIPTION
23.1	Consent of Postlethwaite & Netterville
23.2	Consent of EISNERAMPER LLP